EXHIBIT 99.1

Endeavour Silver Updates Progress on Terronera Silver-Gold Mine Project in Jalisco, Mexico

VANCOUVER, British Columbia, March 27, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE:EXK) (TSX:EDR) provides herein an update on its Terronera silver-gold mine project, located in Jalisco state, Mexico. Since the release of the initial Pre-Feasibility Study (“PFS”) one year ago (see Endeavour News Release dated April 3, 2017), Endeavour has conducted a number of engineering trade-off studies to refine the operating parameters and optimize the economic performance of the project.

Bradford Cooke, Endeavour CEO commented, “We have made very good progress in enhancing many of the operating parameters and developing our working knowledge of this proposed mine.  While we are waiting for the final government permits for Terronera, we will continue refining our studies over the next few weeks, and we plan to release an updated PFS once the permits are approved.”

Endeavour retained a number of engineering consulting firms to work with Endeavour’s technical services group in preparing and updating the PFS.  Smith Foster is providing project oversight as well as direct input with PM Ingeniería y Construcción and Eugenio Iasillo into metallurgy, process flowsheet, plant design and related earthworks.  P&E Mining Consultants prepared and are currently refining the Mineral Resource and Reserve estimates and mine plans for the Terronera and La Luz veins.  Knight Piesold generated and evaluated the mine geotechnical data. Wood (formerly Amec Foster Wheeler) engineered the plant tailings and mine waste storage areas in addition to conducting and evaluating environmental studies.

Highlights of Project Engineering Studies on Operating Parameters

  Optimal throughput based on current Mineral Reserves and Resources is 1500 tonnes per day (“tpd”)
  Optimal development plan based on time needed to develop the mine is two stages of 750 tpd each
  Annual production at 1500 tpd is estimated at 5.0 million oz silver equivalents per year (at a 75:1 silver:gold ratio) based on 300 grams per tonne (“gpt”) net payable silver equivalents per tonne (still being optimized)
  Mineral Resource model updated to include the small but very high grade La Luz vein (still being optimized)
  Mine plan is initially 100% cut and fill in the Terronera vein due to weak rock strength in the vein and 100% resuing in the narrow La Luz vein (still being optimized)
  Plant design is crush, grind, flash flotation, regrind and conventional flotation to produce a single bulk sulfide silver-gold concentrate
  Tailings facility is dry stack so that the process water is recycled for minimum water consumption and maximum tailings stability
  Power generation alternatives are electric power grid or compressed natural gas with diesel backup (still being optimized)
  Geotechnical studies were completed for the mine, plant and tailings sites
  Hydrological studies were completed around the mine, plant and tailings sites
  Metallurgical studies were refined to provide a simpler process flowsheet and plant design
  Indigenous studies were completed for the region
  Public road upgrade study was completed in consultation with the local communities
  Project offices and housing site and plan including solar power approved by local community
  Land acquisition agreements completed for the mine, plant and tailings areas
  Final mine and plant permits received August 2017, mine and plant bond posted February 2018

Activities to Finalize Updated PFS

  Complete review of Mineral Reserve and Resource model
  Complete optimization of mine plan
  Complete review of power options
  Complete review of explosives permit alternatives
  Finalize economic model
  Receive dumps and tailings permits

Community Engagement

  For several years, we have maintained good relations and an open dialogue with the local communities on our annual work plans.
  We held meetings with community leaders to update them and receive their input into our plans to develop, operate and reclaim the Terronera mine and related facilities.
  We took senior community representatives to one of our mines so they could see first-hand how we operate and what our mines look like.
  We took community members who wanted to learn how to become miners to one of our mines for training in a variety of job opportunities.
  We offer employment and hire locally whenever possible to improve the economic outlook and skills capacity in the local communities.
  We plan to hire local contractors whenever possible if they have the right equipment for opportunities such as building site and road construction.
  We plan to employ approximately 350 people during the plant construction and about 500 people in total for commercial operations.
  We reclaim disturbed areas each year and as a result, we have planted approximately 57,150 trees in the area.
  Years ago, we established a wild deer farm and we continue to support it as part of our environmental strategy for the area.

Exploration Opportunities for Further PFS Optimization

The 2018, 5,400 meter exploration drill program is now underway with one drill rig targeting the southeast extension of the Terronera vein, and a second underground drill rig is planned to test the Quiteria vein at depth below the Quiteria mine.  Any new resources defined this year would potentially extend the Terronera mine life and have a positive impact on the project economics.

A new infill drill program of up to 10,000 meters in up to 25 holes was recently approved to upgrade the inferred resources to indicated resources, mainly at depth in the Terronera vein and to a lesser extent in the La Luz vein, which should benefit the net present value (NPV) and internal rate of return (IRR).  One or two more rigs will be added in Q2, 2018 for this infill drill program depending on permitting for drill pads.

New Website

Endeavour Silver announces the launch of its newly updated corporate website at www.edrsilver.com, featuring a refreshed design, improved functionality and up to date information on the Company’s assets. We encourage visitors to subscribe to receive future news releases and other resources that we publish to communicate all aspects of our business, and follow the Company on our social media channels.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting a 20% increase in production to 10.2-11.2 million oz silver equivalent in 2018. Endeavour has a compelling pipeline of exploration and development projects to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, the timing and results of various future activities, the reliability of Mineral Reserve and Resource estimates, the economic analysis and proposed development of the Terronera mine.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of Mineral Reserve and Resource estimates, operational plans and economic analysis, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico, operating or technical difficulties in mineral exploration, development and mining activities, risks and hazards of mineral exploration, development and mining, the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties, as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including, but not limited to, the reliability of Mineral Reserve and Resource estimates, operational plans and economic analysis, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.